FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6-K dated June 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 26, 2012	By:	/s/ Ms. Shanthi Venkatesan
		Name:	Ms. Shanthi Venkatesan
		Title:	Deputy General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

June 26, 2012

The United States
Securities and Exchange Commission
Washington D. C. 20549
United States of America
Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited  (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one executed copy of the Company's Report on Form 6-K dated June 26, 2012 in connection with the Eighteenth Annual General Meeting (AGM) of ICICI Bank Limited which was held on Monday, June 25, 2012 at Vadodara. All the items as contained in the Notice of AGM dated May 14, 2012 have been approved successfully.

This is for reference and records.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan
Deputy General Manager